

Annual Shareowners Meeting

May 6, 2011

Franklin Electric

FRANKLIN ELECTRIC

Financial Performance Summary - 2010

	2010	% +(-) Prior Year	
Sales	$713.8 M	+ 14%	(+ 12% organic)
Operating Income[1]	$73.7 M	+ 36%	
EPS[1]	$1.94	+ 50%	
LTM Return on Invested Capital[2]	16.6%	+ 510 BPS	
Net Debt	$12.4 M	- 81%	
Dividend Payments/Share	$0.515	+ 3%	



[1] Before restructuring charge and legal settlement
[2] Operating income before restructuring, legal settlement / (equity + net debt)

FRANKLIN ELECTRIC

Financial Performance Summary


Driltech

	1st Qtr 2011	% +(-) Prior Year
Sales	$185 M	+ 16%
Operating Income[1]	$17 M	+ 25%
EPS[1]	$0.46	+ 35%

[1] After non-GAAP adjustments including restructuring and legal settlement charges, and gains on foreign currency forward purchase contract and sale of land and building

FRANKLIN ELECTRIC WATER SYSTEMS

Financial Performance Summary

Dividend History



$0.60
$0.50
$0.40
$0.40
$0.20
$0.10
$0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011





Strategic Objective

To be the world's leading supplier to two global distribution channels:

	Addressable Market:	2010 Sales:
• Groundwater and adjacent pumping systems	$5.2 B	$583 M
• Fueling systems	$1.0 B	$131 M

FRANKLIN ELECTRIC

Global Market Leadership

Major Product Categories

	Franklin Market Share Rank
Water Systems	
Groundwater Pumping	#1 (Global)
Residential Wastewater Pumping	#2 (North & South America)
Fueling Systems	
Fuel Transfer Systems (Pumping & Containment)	#1 (Global)
Fuel & Vapor Management Systems	#2 (Global)



Water Systems Growth

Product Line Extensions and Geographic Expansion



Franklin Submersible Motor
1950s



Motors, Controls and Drives
1990s



Motors, Pumps, Drives and Controls
2004



Adjacent Pumping Systems
2006

→ Developing Regions

→ Pump share growth in US/Canada

→ Packaged systems




Driltech

Global Water Supply


Freshwater
2.5%
(35,000,000 km3)
Saltwater
97.5%
(1,365,000,000 km3)
0.3% Lakes and river storage
30.8% Groundwater, including soil moisture, swamp water and permafrost
68.9% Glaciers and permanent snow cover

Source: Igor A. Shiklomanov, State Hydrological Institute (SHI, St. Petersburg) and United Nations Educational, Scientific and Cultural Organization (UNESCO, Paris), 1999.

FRANKLIN ELECTRIC WATER SYSTEMS

Growth in Developing Regions

Water Withdrawals by Region[1]

	km³/year
US/Canada	700
Western Europe	400
Latin America	350
Eastern Europe[2]	200
Mideast/Africa	400
Asia Pacific	2,100
Total	4,150

74% in Developing Regions



[1] Source UNESCO and management estimates

[2] Russia, Ukraine, Belarus

Growth in Developing Regions

Water Withdrawals by Region[1]

	km^3/year	Growth Trend	% Withdrawals for Agriculture Use
US/Canada	700	Flat	40%
Western Europe	400	Flat	20%
Latin America	350	Growing	90%
Eastern Europe[2]	200	Growing	70%
Mideast/Africa	400	Growing	80%
Asia Pacific	2,100	Growing	90%
Total	4,150		



[1] Source UNESCO and management estimates
[2] Russia, Ukraine, Belarus

FRANKLIN ELECTRIC WATER SYSTEMS

Sales in Developing Regions[1]


10% Share of Addressable Market
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
$48M
$55M
$77M
$94M
$135M
$204M
$188M
$228M
Total Growth $180M
Acquisition Growth $64M
Organic Growth $116M
2003
2004
2005
2006
2007
2008
2009
2010
16%
% of Total Franklin Water Sales
40%



[1] Latin America, Asia/Pacific, Mideast, Africa, Eastern Europe

FRANKLIN ELECTRIC WATER SYSTEMS

Sales in Developing Regions

IMPO Acquisition

- $28 M Sales
- Leader in Groundwater Pumps and Motors in Turkey
- Distribution in Turkey and Throughout Mid-East
- World Class Manufacturing Capability
- Low Cost Manufacturing Base on Door Step of Europe





Sales in Developing Regions

IMPO Acquisition

- $28 M Sales
- Leader in Groundwater Pumps and Motors in Turkey
- Distribution in Turkey and Throughout Mid-East
- World Class Manufacturing Capability
- Low Cost Manufacturing Base on Door Step of Europe









FRANKLIN ELECTRIC WATER SYSTEMS

Manufacturing in Low Cost Regions




% of Total Water Systems Manufacturing Man-hours
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
13%
20%
31%
35%
42%
52%
60%
65%
2003
2004
2005
2006
2007
2008
2009
2010

New Manufacturing Facilities in Low Cost Regions

Linares, Mexico



300,000 sq. ft.

Brno, Czech Republic


Franklin Electric

80,000 sq. ft.

Suzhou, China



60,000 sq. ft.

Joinville, Brazil


FUTURAS INSTALAÇÕES
SCHNEIDER

110,000 sq. ft.



FRANKLIN ELECTRIC WATER SYSTEMS

Manufacturing in Low Cost Regions



Linares, Mexico Manufacturing Complex

"Best Manufacturing Plant in Mexico"

- Business Directive Initiatives Platinum Quality Award

"Best Manufacturing Plant in Mexico"

- Best Places to Work Institute

"Finalist"

- Industry Week Magazine Best Plants in North America




Driltech

FRANKLIN ELECTRIC WATER SYSTEMS

Pump Share Growth in US/Canada

Objective:

Expand share of $1.2 B addressable market in the US/Canada

Strategy:

Use strong motor customer relationships to expand pump sales

Focus on the needs of the installing contractor:

- Product reliability
- Training and technical support



FRANKLIN ELECTRIC WATER SYSTEMS

Pump Share Growth in US/Canada

% Franklin Share - Residential Groundwater Pumps[1]
(4" Submersibles + Jets)
(Year of market entry to most recent quarter)


28-30%
30%
25%
20%
15%
10%
5%
0%
5-6%
2005
Q4 2010
Organic Share Growth

[1] Management estimates based on Trade Association data.

FRANKLIN ELECTRIC WATER SYSTEMS

Pump Share Growth in US/Canada



% Franklin Share - Residential Wastewater Pumps[1]
(Sump, Sewage, Effluent, Utility ≤ 2 hp)
(Year of market entry to most recent quarter)


30%
25%
20%
15%
10%
5%
0%
13-14%
18-19%
Organic Share Growth
2006
Q4 2010

[1] Management estimates based on Trade Association data.

Extend Product Lines to Include More Packaged Systems

Franklin Motor

+

Brand “X” Pump

+

Brand “Y” Drive & Control

→ **Installation**



Extend Product Lines to Include More Packaged Systems

Franklin Prepackaged Motor, Pump, Drive & Control → **Installation**

Contractor benefit:

- Simplified installation
- Performance guarantee

Franklin benefit:

- More revenue per installation



Motor only
$100-200/unit



Motor & pump
$200-300/unit


SubDrive
CONSTANT PRESSURE PUMP SYSTEM

Motor, pump, electric drive, ancillary equipment
$500-800/unit



FRANKLIN ELECTRIC WATER SYSTEMS

Extend Product Lines to Include More Packaged Systems

Coal Seam Natural Gas:


METHANE TO PIPELINE
WATER
CEMENT
METAL (PIPE) CASING
Metal pipe with cement on outside isolates uphole formations from coal seam.
Perforations are made through the casing and cement, into the coal, so gas and water can flow into the well.
COAL SEAM
WATER PUMP
Water
Methane released from coal.



Coal Seam Natural Gas – Current Systems:

Nodding Donkey

($100,000 to $150,000 per well)



Oil Field Pump System

($50,000 to $70,000 per well)




Driltech

Extend Product Lines to Include More Packaged Systems

Coal Seam Natural Gas – Franklin System:

(up to 1000 meters depth)

Components	
Pump Motor Drive Telemetry Discharge head Ancillary equipment	Significantly Lower Cost than Oil Field Pumping Systems



Extend Product Lines to Include More Packaged Systems

Solar Groundwater Pumping Systems:

- Franklin system:

  Pump
  Motor
  Inverter/Drive

  } **Annual Market Potential: ≈ $20-30 M per year**

- Franklin value proposition:
  - Deliver maximum water per unit of sunlight (efficiency)
  - Reliability
  - Ease of installation



FRANKLIN FUELING SYSTEMS

Product Line Extensions and Geographic Expansion



Franklin Submersible Motor
1960s



FE Petro
Turbine Pump
1980s


MagVFC
FE PETRO

FE Petro Turbine
and Drive
1990s



Adjacent Products
2000s

International Expansion:

→ Growing motor vehicle population

→ Installation of new technologies



FRANKLIN FUELING SYSTEMS

Annual Sales of Cars & Light Trucks

	2000		FCST 2010		
North America	20 M	→	13 M		
China, India & Latin America	3 M	→	15 M	→	Up 500%

Installation of New Technologies in International Markets

	US (175,000 stations)	Rest of World (500,000 stations)
Stations with pressure pumping technology	97%	23%
Stations with vapor recovery systems	60-80% (on board)	17%
Stations with fuel management systems	75%	36%



FRANKLIN FUELING SYSTEMS

International Sales Growth



$100
$80
$60
$40
$20
$0
$70 M
PetroTechnik
$35 M
$17 M
2005
2010
Proforma for Petrotechnik acquisition

	2005	2010
% of Franklin Fueling Sales:	22%	45%





Annual Shareowners Meeting

May 6, 2011

Franklin Electric